UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

(Amendment No. 1)*

New Age Beverages Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

64157V108

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64157V108

1.	Name of Reporting Persons. Marley Beverage Company, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Michigan
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 2,881,146
	6.	Shared voting power 0
	7.	Sole dispositive power 2,881,146
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each Reporting Person 2,881,146
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 8.3%
12.	Type of Reporting Person (see instructions) OO [Other]

CUSIP No. 64157V108

1.	Name of Reporting Persons. Viva Beverages LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Michigan
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 2,881,146
	6.	Shared voting power 0
	7.	Sole dispositive power 2,881,146
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each Reporting Person 2,881,146
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 8.3%
12.	Type of Reporting Person (see instructions) OO [Other]

CUSIP No. 64157V108

1.	Name of Reporting Persons. Gary A. Shiffman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Michigan
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,881,146
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,881,146
9.	Aggregate amount beneficially owned by each Reporting Person 2,881,146
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 8.3%
12.	Type of Reporting Person (see instructions) IN [Individual]

CUSIP No. 64157V108

1.	Name of Reporting Persons. Alon Kaufman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Michigan
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,881,146
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,881,146
9.	Aggregate amount beneficially owned by each Reporting Person 2,881,146
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 8.3%
12.	Type of Reporting Person (see instructions) IN [Individual]

Item 1.

a.	Name of Issuer:

The name of the issuer is New Age Beverages Corporation (“Issuer”)

b.	Address of Issuer’s Principal Executive Offices:

1700 68th Avenue, Denver, Colorado 80229

Tel. Number: (303) 289-8655

Item 2.

a.	Name of Person Filing:
b.	Address of Principal Business Office:
c.	Citizenship:

Marley Beverage Company, LLC

P.O. Box 3133

32455 W. 12 Mile Road

Farmington, Michigan 48333

Citizenship: Michigan

Viva Beverages LLC

P.O. Box 3133

32455 W. 12 Mile Road

Farmington, Michigan 48333

Citizenship: Michigan

Gary A. Shiffman

P.O. Box 3133

32455 W. 12 Mile Road

Farmington, Michigan 48333

Citizenship: United States

Alon Kaufman

P.O. Box 3133

32455 W. 12 Mile Road

Farmington, Michigan 48333

Citizenship: United States

d.	Title of Class of Securities:

Common Stock, $0.001 par value

e.	CUSIP Number:

64157V108

Item 3.

Not Applicable.

Item 4.

Ownership:

a.	Amount Beneficially Owned:

As of the close of business on December 31, 2017:

Marley Beverage Company, LLC, a Michigan limited liability company (“MBC”), beneficially owned 2,881,146 shares of the Issuer’s common stock.

Viva Beverages LLC, a Michigan limited liability company (“Viva”), is the manager of MBC and may be deemed to have sole voting control and investment discretion over securities owned by MBC.

Gary A. Shiffman, a United States citizen (“Shiffman”), and Alon Kaufman, a United States citizen (“Kaufman”), are the co-managers of Viva and may be deemed to have shared voting control and investment discretion over securities owned by MBC.

The foregoing should not be construed in and of itself as an admission by Viva, Shiffman or Kaufman as to beneficial ownership of the securities owned by MBC.

b.	Percent of Class:

As of the closing of business on December 31, 2017, MBC, Viva, Shiffman and Kaufman may be deemed to have beneficially owned 2,881,146 shares. These shares represent 8.3% of the 34,615,259 shares of the Issuer’s common stock issued and outstanding as of November 13, 2017, per the Issuer’s Form 10-Q for the quarter ended September 30, 2017.

c.

Number of shares as to which MBC has:

(i)	sole power to vote or to direct the vote of: 2,881,146 shares
(ii)	shared power to vote or to direct the vote of: 0 shares
(iii)	sole power to dispose or to direct the disposition of: 2, 881,146 shares
(iv)	shared power to dispose or to direct the disposition of: 0 shares

Number of shares as to which Viva has:

(i)	sole power to vote or to direct the vote of: 2, 881,146 shares
(ii)	shared power to vote or to direct the vote of: 0 shares
(iii)	sole power to dispose or to direct the disposition of: 2, 881,146 shares
(iv)	shared power to dispose or to direct the disposition of: 0 shares

Number of shares as to which Shiffman has:

(i)	sole power to vote or to direct the vote of: 0 shares
(ii)	shared power to vote or to direct the vote of: 2, 881,146 shares
(iii)	sole power to dispose or to direct the disposition of: 0 shares
(iv)	shared power to dispose or to direct the disposition of: 2, 881,146 shares

Number of shares as to which Kaufman has:

(i)	sole power to vote or to direct the vote of: 0 shares
(ii)	shared power to vote or to direct the vote of: 2, 881,146 shares
(iii)	sole power to dispose or to direct the disposition of: 0 shares

(iv)	shared power to dispose or to direct the disposition of: 2, 881,146 shares

Item 5

Ownership of Five Percent or Less of Class: Not Applicable

Item 6

Ownership of More than Five Percent on Behalf of another Person: Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer. No one other person’s interest in the common stock of the Issuer is more than five percent of the total outstanding common stock.

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item 8

Identification and Classification of Members of the Group: Not Applicable

Item 9

Notice of Dissolution of Group: Not Applicable

Item 10

Certification:

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 6, 2018

Marley Beverage Company, LLC

By:	Viva Beverages LLC, its Manager

	By:	/s/ Gary A. Shiffman
	Name:	Gary A. Shiffman
	Its:	Co-Manager

	By:	/s/ Alon Kaufman
	Name:	Alon Kaufman
	Its:	Co-Manager

Viva Beverages LLC

By:	/s/ Gary A. Shiffman
Name:	Gary A. Shiffman
Its:	Co-Manager

By:	/s/ Alon Kaufman
Name:	Alon Kaufman
Its:	Co-Manager

/s/ Gary A. Shiffman
Gary A. Shiffman

/s/ Alon Kaufman
Alon Kaufman